Exhibit 99.1

Aptorum Group Limited Announces Results of 2022 Annual General Meeting of Shareholders

NEW YORK & LONDON & PARIS--(BUSINESS WIRE)--Dec. 22, 2022

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, announced the results of its 2022 annual general meeting of shareholders, which was held on December 21, 2022, in London.

At the annual general meeting, the required number of shareholders of the Company:

1)	Re-elected all seven directors to hold office until the next annual meeting of shareholders or until their respective successors are elected and duly qualified;

2)	Approved, ratified and confirmed the re-appointment of Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuck LLP) as the Company’s independent auditors for the year ending December 31, 2022 and authorized the Board of Directors to fix the remuneration of the auditors; and

3)	Approved that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Share of a par value of US $1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 ● F: (44) 20 3928 8277

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 ● F: (44) 20 3928 8277